Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel. +1.202.739.3000

Fax: +1.202.739.3001

www.morganlewis.com

Christopher D. Menconi

Partner

+1.202.373.6173

cmenconi@morganlewis.com

November 30, 2017

BY EDGAR TRANSMISSION

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Gold Trust

Draft Registration Statement on Form S-1

Submitted August 29, 2017

CIK No. 0001618181

Dear Ms. McManus:

This letter is submitted by World Currency Gold Trust (the “Registrant”) in response to your letter dated September 26, 2017, relating to the above referenced filing (the “Filing”) by the Registrant. Concurrently with the submission of this letter, the Registrant is filing the Form S-1 publicly via EDGAR (the “Registration Statement”). Set forth below in italics are the comments contained in the Staff’s letter, together with the Registrant’s responses. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General

1.	Please revise to include the disclosure required in Item 407(a). To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.

RESPONSE: The Trust does not have a board of directors or an audit committee but is operated and managed by the Board of Directors of the Sponsor, whose members serve in a substantially similar capacity with respect to the Trust. Accordingly, in response to this

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow

New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Tokyo  Washington  Wilmington

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

November 30, 2017

Comment the Registrant has added new disclosure identifying the members of the Sponsor’s board of directors and audit committee in the “Description of Key Service Providers – The Sponsor” section under a new sub-heading entitled “Executive Officers and Directors of the Sponsor.”

2.	We note your reference to an initial capitalization on page 7. Please clarify whether any shares received will be resold to the public pursuant to this registration statement. If so, please clarify the price per share at which these shares will be sold.

RESPONSE: Shares received in connection with the initial capitalization will not be resold to the public pursuant to this registration statement. They will be redeemed back to the Fund upon effectiveness of the Fund’s registration statement.

3.	To the extent you intend to use a fact sheet, please provide us with a copy for our review

RESPONSE: The Registrant will provide the Staff with a fact sheet once it becomes available.

Prospectus Cover Page

4.	Please revise your prospectus cover page to discuss the Fund’s targeted underlying assets and investment objectives.

RESPONSE: The requested changes have been made.

Risk Factors, page 8

The amount of gold represented by the Shares will continue to be reduced during the life of the Fund..., page 13

5.	Please revise your disclosure to quantify the amount of trading income or profits required for the value of a share at the end of the first year to equal the initial selling price.

RESPONSE: In response to this Comment, the Registrant has added a hypothetical expense example table at the end of the “Fund Expenses” section.

Description of Key Service Providers, page 32

6.	Please revise your disclosure to discuss who will be responsible for verifying the Fund’s holdings.

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

November 30, 2017

RESPONSE: In response to this Comment, the Registrant has revised the last paragraph of the “Description of Key Service Providers – The Custodian” section to clarify that the officers and properly designated representatives of the Sponsor (currently Inspectorate International Limited, a precious metals auditor), and any independent public accountant for the Trust, will be permitted access to the Custodian’s premises for the purpose of examining the physical Gold Bullion held by the Custodian and the records regarding the Gold Bullion held for the account of the Custodian at a subcustodian.

The Sponsor, page 32

7.	Please include disclosure regarding the executive officers of your Sponsor or persons who perform policy making functions typically performed by an executive officer. See Item 401 of Regulation S-K and Rule 405 of Regulation C.

RESPONSE: In response to this Comment, the Registrant has added new disclosure regarding the executive officers of the Sponsor in the “Description of Key Service Providers – The Sponsor” section under a new sub-heading entitled “Executive Officers and Directors of the Sponsor.”

Creation and Redemption of Shares, page 43

Determination of Required Deposits, page 44

8.	We note your disclosure on page 44 that the Creation Unit Gold Delivery Amount is calculated by multiplying the number of Shares in a Creation Unit by the number of ounces of Gold Bullion associated with Fund Shares on the Business Day after the day the creation order is accepted. Please revise your disclosure to clarify how you determine the number of ounces of Gold Bullion associated with Fund Shares.

RESPONSE: The disclosure under the “Determination of Required Deposits” heading has been revised to clarify that the total deposit required to create each Creation Unit, or a Creation Unit Gold Delivery Amount, is an amount of gold and cash, if any, that is in the same proportion to the total assets of the Fund (net of estimated accrued expenses and other liabilities) on the date the order to purchase is properly received as the number of Shares to be created under the purchase order is in proportion to the total number of Shares outstanding on the date the order is received.

***

Kim McManus

Senior Attorney

U.S. Securities and Exchange Commission

November 30, 2017

If you should have any questions, please do not hesitate to contact the undersigned at (202) 373-6173.

Very truly yours,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:         Joseph R. Cavatoni, WGC USA Asset Management Company, LLC

    Gregory S. Collett, WGC USA Asset Management Company, LLC